Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for Novadaq® Technologies Inc. [“Novadaq” or the “Company”] should be read with the interim condensed consolidated financial statements for the period ended September 30, 2012. The interim condensed consolidated financial statements for the three and nine months ended September 30, 2012 of Novadaq were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”]. The interim condensed consolidated financial statements and comparative information has been prepared in United States [“U.S.”] dollars, except where another currency has been indicated.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq®. Without limitation, information regarding future sales and marketing activities, SPY® , SPY Elite® and FIREFLY™ Imaging System sales, placements and utilization rates, reimbursement for the SPY, SPY Elite and FIREFLY procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation and Kinetic Concepts, Inc., the license and supply agreements with Intuitive Surgical®, Inc., the distribution agreement with MAQUET Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans to commercialize an endoscopic version of the SPY technology, marketed under the brand name PINPOINT®, is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite and FIREFLY Imaging System and/or PINPOINT Endoscopic Fluorescence Imaging System and the clinical results of the use of SPY, SPY Elite, FIREFLY and/or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of the SPY System; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and, risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. We have included important factors in the cautionary statements included in this MD&A, particularly in the section entitled “Risk Related to Novadaq’s Business,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2011 and our Short Form Base Shelf Prospectus dated April 3, 2012, each filed on SEDAR. Prospective investors should give careful consideration to such risks and uncertainties.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. Unless otherwise indicated, this MD&A was prepared by management from information available through November 1, 2012.

Overview

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional surgical procedures are performed. The Company was founded in 2000, and initially listed on the TSX under the trading symbol NDQ in June of 2005. Additionally, in March of 2012, Novadaq listed on the NASDAQ Global Market under the trading symbol NVDQ.

The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical procedures without exposing the patient or the surgery staff to radiation. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses, such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue such as skin and organs. The ability to assess blood flow and tissue perfusion in real-time enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications if not addressed during the surgical procedure, and which in turn increase overall treatment costs.

There are more than 55 peer-reviewed publications reporting experiences using SPY Imaging technologies in a variety of surgical procedures including open, robotic and endoscopic surgeries. Published literature supports the use of SPY Imaging enables surgeons to make more informed decisions that lead to fewer post-operative complications which, in turn, helps reduce hospital costs. The SPY and SPY Elite Imaging System are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] and indicated for use in a variety of surgical applications including coronary artery bypass graft surgery, cardiovascular surgery, plastic, reconstructive and micro-surgery, organ transplant surgery, gastrointestinal surgery, wound care and vascular surgery and minimally invasive surgery. The SPY and SPY Elite Systems are also Conformité Europeenne [“CE Marked”] for sale in Europe and is licensed by Health Canada and has regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], companion post-processing software designed to allow surgeons to enhance and apply objective analysis tools to SPY images. SPY-Q is also 510(k) cleared by the FDA.

The endoscopic version of SPY, marketed under the brand name PINPOINT Endoscopic Fluorescence Imaging System [“PINPOINT”], is also FDA 510(k) cleared for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY Imaging with state-of-the-art high definition [“HD”] visible light visualization offered by conventional endoscopes, providing surgeons with better visualization of important information related to anatomic structures and micro-perfusion during complex minimally invasive procedures. Novadaq’s intellectual property consists of 49 patent families representing 130 granted or allowed patents and 89 applications in various stages of review and prosecution. SPY Imaging procedures performed by surgeons are currently reimbursed through the use of existing CPT codes.

In addition to marketing SPY Imaging technology products, Novadaq acquired and now manufactures and markets the FDA Premarket Approval [“PMA”] approved CO2 Heart Laser™ System [“TMR Laser System”] for Transmyocardial Revascularization [“TMR”]. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft [“CABG”] surgery. Management estimates that the market opportunity for the TMR Laser System is 30,000 patients per year.

The majority of Novadaq’s current revenues come from alliances formed with leading companies in relevant markets where SPY Imaging and the SPY technology platform have demonstrated improved clinical outcomes in open, minimally invasive and robotic surgery applications.

Intuitive Surgical Alliance

In January 2009, Novadaq announced an alliance with Intuitive Surgical [“Intuitive”] to develop a SPY Imaging system to be integrated with the da Vinci Surgical Robotic System [as integrated, the “FIREFLY System”]. Novadaq was named the exclusive supplier of certain hardware components of the FIREFLY System and the fluorescence agent required to perform imaging procedures. Intuitive initiated commercialization of the FIREFLY System in February 2011, and commenced full launch in July 2011. Novadaq earns revenue on sales of hardware components and consumable supplies to Intuitive, as well as royalties upon end user sales of FIREFLY Systems by Intuitive.

LifeCell Alliance

In September 2010, the Company signed a 5-year, exclusive, North American sales and marketing agreement with LifeCell for SPY Imaging in open plastic and reconstructive, gastrointestinal and head and neck surgery. LifeCell began to exclusively market Novadaq’s latest generation SPY system under the brand name SPY Elite in the United States in February 2011. Prior to signing the agreement with LifeCell, Novadaq marketed the SPY system directly to U.S. hospitals, primarily targeting key opinion leading surgeons. After signing the September 2010 agreement, Novadaq transferred the relevant sales team to LifeCell. In November 2011, LifeCell and Novadaq signed another agreement that expanded the sales and marketing of the SPY Elite system into vascular surgery in North America and certain other markets including Europe, the Middle East and Japan.

LifeCell’s partnership responsibilities include sales and marketing of SPY Elite Systems and the disposable accessories required to perform each imaging procedure, surgeon and professional education, clinical and clinical study support and reimbursement support. Novadaq remains responsible for product development, manufacturing and service. Pursuant to the agreement, for three years, the Company has an annual commitment to spend a minimum amount on SPY Imaging research and development, which such minimums are within the Company’s normal business operating expenses.

LifeCell’s sales and marketing plan is based on three sales models aimed at generating revenue for the SPY Elite System. Novadaq and LifeCell share revenues generated from the sales based on the following models:

(i) Rental Sales Model: Hospitals gain access to the technology by paying a monthly fee for use of the SPY Imaging System. The monthly fee includes the placement for the SPY Elite device, clinical support and service. A fee for the required disposables is charged in addition to the rental fee.

(ii) Placement Model: Hospitals gain access to the technology by paying for each consumable supply used with the SPY Elite System. Purchase of consumable supply kits each month entitles the customer to placement of the SPY Elite device, clinical support and service. As part of the revenue sharing formula, the Company is entitled to monthly minimum value for SPY devices placed and a minimum price for consumable supply kits.

(iii) Capital Sales Model: Hospitals directly purchase the hardware, consumables and service.

The majority of our SPY Elite recurring revenues to date have been generated through placements. In the future, we anticipate that the placement and rental sales models will be the primary revenue-generating models promoted by LifeCell.

KCI Alliance

In November 2011, Novadaq signed a 7-year, exclusive development and sales and marketing agreement with KCI for the development and future commercialization of Novadaq’s SPY technology for use in wound care applications. Novadaq and KCI will work together to develop the specifications for the SPY Imaging System, which will be marketed under the brand name LUNA, for use in wound care clinics. This agreement is considered today to be at the engineering and market development phase. The expected timeline for initiation of the commercial launch of the LUNA system for use in wound care clinics is the second half of 2013.

The respective responsibilities of Novadaq and KCI are similar to the responsibilities of Novadaq and LifeCell in the alliance described above. Also, the revenue models to be implemented by KCI, and the structure of the profit-sharing arrangements are expected to be similar to those of the LifeCell partnership.

MAQUET Alliance

In January 2012, Novadaq named MAQUET Cardiovascular LLC [“MAQUET”] the exclusive U.S. distributor of the TMR Laser System and the associated disposable products. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with CABG.

Prior to signing the agreement with MAQUET, Novadaq had its own specialized direct sales team that called specifically on cardiac surgeons. The transition of sales responsibility from Novadaq to MAQUET took place on January 30, 2012, at which time the relevant Novadaq sales team members were transferred to MAQUET. Under the agreement, the parties share the revenues generated from sale of the TMR Laser System and associated disposable products subject to minimum values on the products sold.

Novadaq Sales and Marketing

Novadaq’s own internal sales and marketing efforts are currently focused on the following market development activities: (1) pre-commercialization activities required for Novadaq’s launch of PINPOINT including post-market research, the PILLARTM clinical study, key opinion leader development, and educational support material development; (2) clinical, sales and marketing activities required to support our alliance partners; and (3) marketing activities required to continue to develop new clinically relevant applications for SPY, FIREFLY and PINPOINT Imaging technologies.

Novadaq’s products are primarily sold on the basis that use of SPY Imaging technologies results in improved clinical outcomes and corresponding economic value to healthcare providers in the form of reduced costs. In addition, surgeons performing SPY Imaging procedures continue to be paid through the use of existing CPT codes. In August 2011, CMS issued new guidelines enabling the use of a CPT coding modifier that allows surgeons to bill for each SPY Imaging procedure performed when medically necessary, as compared to previously when they were restricted to one billing regardless of the number of imaging procedures performed during a single surgery. In October 2007, CMS established ICD-9-CM code 88.59 which enabled hospitals to bill for SPY procedures performed in cardiac surgery, and in October 2010, ICD-9-CM code 17.71 became effective for billing for SPY [SPY Elite, PINPOINT or FIREFLY] fluorescence vascular angiography procedures in non-cardiac applications. In March 2012, CMS assigned SPY, [SPY Elite, PINPOINT or FIREFLY] fluorescence vascular angiography procedures for payment to APC 0397 [Vascular Imaging] under the Outpatient Prospective Payment System. The new code became effective on April 1, 2012.

A brief description of Novadaq’s products and core applications follows:

SPY and SPY Elite Open Surgical Imaging Applications

SPY and SPY Elite have been FDA 510(k) cleared for use in the following applications: (i) coronary artery bypass graft surgery, (ii) cardiovascular surgery, (iii) plastic surgery, (iv) reconstructive surgery, (v) microsurgery, (vi) organ transplant, and (vii) gastrointestinal surgery.

Plastic Reconstructive Surgery:

In plastic reconstructive surgery, if perfusion to tissue is compromised during complex procedures, such as breast and other flap surgeries, the consequences range from tissue necrosis requiring tissue debridement, to loss of the newly constructed body part. Such complications often result in the costly need for repeat surgery, additional intensive care and extended lengths of hospital stay. Two text book chapters written by the editors of Bostwick’s Plastic and Reconstructive Breast Surgery and Clinics in Plastic Surgery, recommend the use of SPY Elite Imaging during breast reconstruction surgery in order to reduce major complications. More than 20 additional publications in the medical literature also support the clinical and cost savings benefits of SPY Imaging in reconstructive surgeries. Surgeons at Stanford University have estimated that the distributed cost savings associated with use of SPY Imaging during breast reconstruction surgery could be $2,140 per patient if infections are reduced by 50% and tissue necrosis is reduced by 90%. The American Society of Plastic Surgeons [“ASPS”] estimates that, 96,277 breast reconstruction surgeries were performed in the United States in 2011. Novadaq believes that our market opportunity in reconstructive surgery could potentially extend to approximately 450,000 additional complex reconstructive surgeries, within the more than 5.4 million reconstructive procedures reported annually by ASPS.

Gastrointestinal Surgery:

SPY Elite Imaging allows gastrointestinal surgeons to visualize and objectively analyze perfusion versus non-perfusion in the upper and lower gastrointestinal tract in order to make informed decisions such as where to resect a section of the colon. Perfusion to tissue can be compromised in gastrointestinal surgeries, which if not detected during the surgery, can lead to tissue necrosis and leakage, the need for repeat surgery, severe infection and high rates of mortality. Gastrointestinal surgeons report that when appropriate, they revised their operative plan based on information provided by SPY Elite, which has resulted in lower rates of major post-operative complications and reduced healthcare costs to hospitals and patients. According to the Society of American Gastrointestinal and Endoscopic Surgeons, approximately 600,000 colorectal surgeries are conducted in the United States each year of which 250,000 involve partial excisions of the colon. Based on feedback from surgeons, Novadaq believes that approximately 50% of partial colon excision procedures are associated with risk factors that could lead to post-operative leaks, and therefore, perfusion assessment using SPY Elite Imaging is particularly valuable in this population.

Head and Neck Surgery:

Head and neck and maxillofacial surgery involves the harvest, transfer and attachment of soft and sometimes bony tissues to areas of the head and neck that have been either affected by cancer, damaged by traumatic injury or were deformed at birth. If perfusion to tissue is compromised following complex head and neck reconstructive procedures, the consequences range from tissue necrosis requiring tissue debridement, to loss of the newly constructed body part, either of which can result in the costly need for repeat surgery, additional intensive care and extended lengths of hospital stay. In published reports, SPY Elite Imaging has been used to assess perfusion in advance of and following tissue flap transfer to the head and neck, and has enabled surgeons to take corrective actions to ensure that transferred tissue flaps heal without necrotic loss. In 2011, 195,000 maxillofacial surgeries were performed by reconstructive surgeons according to ASPS reports, a 125% increase over 2010. Novadaq believes that 60% of these procedures involved use of tissue flaps, which is one of the main markets for SPY Elite in head and neck and maxillofacial surgery.

Cardiac Surgery:

SPY Imaging enables cardiac surgeons performing CABG surgery to visualize blood flow in native coronary arteries and bypass grafts and perfusion to the heart muscle in real-time while in the operating room. Visualizing blood flow and perfusion in surgery allows cardiac surgeons treating coronary artery disease to determine whether or not they have created functional grafts and adequately improved blood supply to the heart muscle. If it is determined that blood flow in the bypass graft is insufficient or obstructed, the surgeon can decide to revise the graft while the patient is still on the operating room table.

Vascular Surgery:

SPY Imaging enables vascular surgeons performing vascular interventions, such as bypass surgery and stenting in patients with known peripheral vascular disease, to accurately visualize adequately perfused versus non-perfused tissue and improvements in perfusion while performing the procedures. Surgeons have reported using SPY as a tool to assess perfusion in the distal lower extremities to aide in treatment and care pathway determination, to intra-procedurally assess the effectiveness of peripheral vascular interventions, to make more accurate decisions related to limb salvage and if required, the need and level of digit or lower limb amputations. According to the American Diabetes Association, 60% of the 150,000 lower limb amputations performed each year in the United States occur in diabetic patients.

Novadaq believes that SPY Imaging will enable surgeons to provide these patients with better clinical outcomes such as improving healing time, enabling the salvage of joints in amputation and reducing the number of annual clinic visits.

Wound Care:

LUNA (SPY Imaging technology for wound care) enables surgeons treating chronic wounds caused by peripheral vascular diseases to more reliably distinguish between perfused and non-perfused tissue during the monitoring and treatment of diabetic foot ulcers, pressure sores and of other serious wounds. Since information related to non-viable, non-perfused versus healthy tissue is critical to determining treatment strategies and promoting healing, the impact of Luna can lead to improved rates of healing and fewer visits to treatment centers for patients. Podiatrists and vascular surgeons have reported that real-time perfusion visualization allows for better informed decisions during the treatment of the wounds. The Society of American Gastrointenstinal Endoscopic Surgeons reports that approximately 2.5 million diabetic patients suffer from poorly or non-healing ischemic and neuroischemic foot ulcers each year. Novadaq believes that SPY Imaging can improve the clinical outcome and reduce the cost of care for these wounds by providing information that leads to more effective treatment. To date, The Southern Arizona Limb Salvage Alliance from the University of Arizona in Tucson has reported positive early experiences with the use of SPY Imaging technology in wound care in four peer reviewed journal articles.

FIREFLY Robotic Surgical Imaging System

The FIREFLY system was FDA 510(k) cleared for use in robotic surgery in February 2011, and the commercial launch of the system was initiated by Intuitive in February 2011, followed by full launch in July 2011. The use of FIREFLY enables surgeons performing robotic surgery to benefit from fluorescence imaging. One of the first applications of FIREFLY is partial nephrectomy, or partial removal of the kidney as part of the treatment course for kidney cancer. The ability to resect tumors from the kidney, instead of removing the entire kidney, is preferential in many cases as preservation of normal kidney function can improve patient recovery. Recent advances in preoperative staging, specifically modern imaging techniques, have made nephron-sparing surgery increasingly feasible. SPY Imaging was reported to be an enabler of robotic assisted laparoscopic partial nephrectomy by Tobis and Golijanin, in the July 2011, Journal of Urology. The authors reported that the use of FIREFLY Imaging to guide selective clamping of arteries, potentially sparing viable kidney tissue, and to identify tumor margins for resection based on differential fluorescence. The National Cancer Institute reports that the annual incidence of kidney cancer is 61,000 cases. Currently, only about a third of these patients undergo partial nephrectomy. In addition to partial nephrectomy, management believes that FIREFLY Imaging has the potential to add value to colorectal and gynecological surgeries, which total more than 90,000 procedures each year in the United States.

PINPOINT Endoscopic Fluorescence Imaging System

Novadaq’s PINPOINT Endoscopic Fluorescence Imaging System combines the fluorescence imaging capabilities of SPY Imaging with the HD visible light imaging capabilities of a traditional endoscopic imaging system. PINPOINT can be used as a traditional endoscope and to obtain fluorescence images either on demand or in a simultaneous imaging mode during minimally invasive surgery. The demand for minimally invasive procedures is rapidly growing, as smaller incisions lead to faster recovery, thus reduced length of hospital stay and lower costs. However, small incisions result in reduced visibility for surgeons and increases the complexity of procedures and the potential for complications. Based on clinical studies in laparoscopic colon, gynecological and thoracic procedures and experiences with SPY in open surgery, PINPOINT is expected to provide minimally invasive surgeons with better visualization of important anatomic structures and tissue perfusion during these complex procedures. Improved visualization and enhanced functional imaging information results in reduced incidences of post-operative complications and lower costs of care. The Company continues to support post-market clinical studies using PINPOINT in minimally invasive gastrointestinal, hepatobilliary, and thoracic surgery. The Company intends to use the clinical data and user feedback to further define those markets where the value proposition for PINPOINT endoscopic imaging is the strongest and to support the commercial launch.

The first application for PINPOINT will be high risk colon resection surgeries, including low and left side resections and stoma creation or reduction. Combined, these groups represent about 50% of the 250,000 colon resections performed each year in the United States. Minimally invasive surgical techniques are currently only used in approximately 15% to 20% of colectomies, but use is growing rapidly. Enhanced visualization and PINPOINT’s ability to provide for the assessment of the viability of the anastomosis quality with respect to perfusion may be of significant clinical benefit. In addition to colorectal surgeries, management believes that the total opportunity for PINPOINT exceeds 500,000 procedures annually, including thoracic and generally minimally invasive procedures.

In March 2012, Novadaq initiated a multi-center, open label, prospective study of up to 150 patients undergoing laparoscopic left colectomies at 6 to 10 leading medical centers throughout North America. The trial, called PILLAR™, Perfusion Assessment in Laparoscopic Left Anterior Resection, is designed to study the clinical impact of visual perfusion assessment using the PINPOINT® Imaging System in assisting surgeons to reduce the incidence of postoperative complications following laparoscopic left colectomy. The PILLAR trial protocol was filed with the FDA and is publicly available. Novadaq is also in the process of developing a second study focusing on the use of PINPOINT in laparoscopic cholecystectomy. In addition, the Company will initiate a multi-center study of the use of PINPOINT to more effectively identify the common bile duct in laparoscopic cholecystectomy called PILLAR in Q4 2012. Limited visualization in laparoscopic procedures can result in bile duct misidentification and or injury. The consequences of bile duct injury can be devastating and is the most common cause of medical legal litigation.

The Company has initiated the direct launch of the PINPOINT Imaging System into the United States market.

Operations

Novadaq manufactures SPY Elite, PINPOINT Imaging Systems and FIREFLY hardware components at its manufacturing facility located in Richmond, British Columbia. The manufacturing operation is ISO13485:2003, and Current Good Manufacturing Practices [“cGMP”] compliant and, as currently configured, has the capacity to manufacture up to 1000 units each year.

The consumable supply kits sold by Novadaq for use with its imaging devices are currently assembled by a third party. Novadaq has supply agreements with manufacturers of key sub-assemblies including the imaging agent, and alternate sources of supply have been qualified. Equipment installation and field service is handled jointly by Novadaq and its service partner.

In February 2011, Novadaq acquired the TMR Laser System manufacturing business from PLC Systems Inc. [“PLC”]. The acquired assets included product inventories, manufacturing equipment, intellectual property, clinical records and all documentation related to the design, manufacture and regulatory approval of the product. TMR Laser System consumable kits are manufactured by the same contract manufacturer that was previously used by PLC. Production of new lasers could occur in our manufacturing facility in Richmond or alternatively can be outsourced to several qualified OEM sources.

Outlook

The Company plans to continue to work with its alliance partners to increase placements and utilization of SPY technology for current applications. Accordingly, we expect continued penetration of SPY Elite in breast reconstruction and FIREFLY in partial nephrectomy, while simultaneously launching products in new applications such as colorectal and vascular surgeries. Novadaq’s product development team will also continue to support the alliances by developing SPY technology devices for new applications in clinical settings.

Novadaq will also continue its focus on further demonstrating the clinical and economic value of the technology and anticipates additional publications will be released throughout 2012. In addition, new multi-center clinical trials are expected to begin during the year for the SPY System and PINPOINT.

Novadaq also plans a direct launch of the PINPOINT Endoscopic Fluorescence Imaging System, during the second half of 2012 in the United States.

Risks and Uncertainties

An investment in the Company involves risks. The Company’s ability to generate revenue and profit from its technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on the Company’s business, financial condition, liquidity, results of operation or prospects. The risks and uncertainties outlined below do not constitute an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.

Risks Related to Novadaq’s Business

The Company has Incurred and Continues to Incur Losses

The Company has incurred substantial losses since its inception in 2000 and continues to incur losses and experience negative cash flows. The Company cannot predict if or when it will operate profitably, generate positive cash flows or if it will be able to implement its business strategy successfully. Pursuing its strategy requires the Company to incur significant expenditures for research and product development, marketing and general administrative activities. As a result, the Company needs to continue to grow its revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and it may need to raise additional capital.

Ability to Obtain Sufficient Funding

The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company has forecasted cash requirements for 2012, and funding from sources currently in place will permit the Company to meet its 2012 operating requirements. However, in the long-term, the Company will require funding from outside sources to complete its business development plans; therefore, the Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or enter into strategic relationships to continue further development of the Company’s products. There is no assurance that the Company will secure additional funding sources or partnerships. Currently, the Company has no committed sources of capital other than a revolving credit agreement, dated August 26, 2011, with a Canadian chartered bank entitling the Company to borrow a maximum limit of $2,500,000, subject to certain conditions. Since its inception, the Company has not utilized it’s credit facility.

Shift from Research and Development to Commercialization

Having been founded in 2000, the Company has a limited operating history. Historically, the focus of its operations had been on research and development. However, in mid-2005 the Company shifted its focus towards commercialization with the commercial launch of its system for use during cardiac surgery. In 2009 through 2012, the Company formed certain alliances with four market leading companies for the broad commercialization of Novadaq’s leading products. The successful commercialization of any one of Novadaq’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, some of which will be out of the Company’s control. The Company has incurred losses to date and expects to incur losses in the future. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may affect the profitability of the Company. There can be no assurance that the Company will be able to achieve or sustain profitability in the future.

Successful Commercialization of the Products

The Company’s future success will depend in large part on its own ability to commercialize PINPOINT and the ability of its partners to market and sell SPY Elite, FIREFLY, SPY technology system for use in wound care, and TMR Laser System [together, the “Products”]. Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including fluorescence agent, the performance of Novadaq’s partnering sales organization, the ability of the Company and its partners to successfully market the Products at projected selling prices, and the ability of the Company and its partners to commercially launch Products that are currently in development phase, in a timely manner. In addition, the Company’s success will depend on its ability to supply the key FIREFLY components of da Vinci Surgical Robotic System and the successful commercialization of that Product. There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Products, or unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products, which are proven to be more clinically or cost-effective.

Dependence on Relationships with Strategic Partners

Execution of the Company’s current strategy is dependent on cooperation with strategic partners for sales and marketing and research and development. The Company can offer no guarantee that existing partnership agreements will be renewed or that its strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. In addition, there can be no assurance of the commercial success of any joint ventures in which the Company is, or will become, involved.

Any change in the Company’s relationships with its strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by its strategic partners to reduce their commitment to the Company’s products and technology in favor of competing products or technologies, to change or seek to change the terms of the Company’s contractual relationships with them or to bring to an end the various alliances, could have a material adverse effect on the Company’s business and financial results.

In addition, disputes regarding the rights and obligations of the parties may arise under the Company’s agreements with its strategic partners. These and other possible disagreements may lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, commercialization of certain products or could require or result in litigation or arbitration. Moreover, disagreements may arise with the Company’s strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with the Company’s strategic partners could reduce its ability to obtain future collaboration agreements and could have a negative impact on the Company’s relationship with existing strategic partners.

Potential Fluctuations in the Company’s Financial Results Make Financial Forecasting Difficult

The Company expects its revenues and results of operation to continue to vary significantly from quarter to quarter. Revenues and gross margins may be lower than anticipated due to timing of orders and deliveries, unexpected delays in the Company’s supply chain, general economic and market-related factors, product quality, performance and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, due to the Company’s early stage of commercialization on some products, it cannot accurately predict its future revenues or results of operations or the timing of its current research and development programs. The Company is also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter to quarter comparisons of the Company’s revenues and results of operation may not be meaningful. It is likely that in one or more future quarters the Company’s results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of the Company’s common shares might be materially and adversely affected.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the fluorescence agent used with certain Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval or clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Status of Healthcare Reimbursement

The Company’s ability to successfully commercialize products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations.

On October 1, 2007, ICD-9-CM code 88.59 - Intra-operative Fluorescence Vascular Angiography, which describes the use of SPY Imaging during coronary artery bypass graft surgery, became effective. On October 1, 2010, ICD-9-CM code 17.71 - Intra-operative Fluorescence Vascular Angiography in non-coronary applications became effective. The ICD-9-CM codes may not result in incremental reimbursement to customers. In August 2011, new guidelines enabled the use of a coding modifier enabling physicians to bill for each SPY [SPY Elite, PINPOINT or FIREFLY] Imaging procedure performed when medically necessary. There is no guarantee that physician billing services will use the coding modifier. In March 2012, CMS assigned SPY [SPY Elite, PINPOINT or FIREFLY] Imaging for payment to APC 0397 [Vascular Imaging] under the Outpatient Prospective Payment System, effective April 1, 2012.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful implementation of a placement, rental or capital sales model for the SPY Imaging System, and a capital sales model for PINPOINT. The hospitals and clinics that are expected to be the end-users of the SPY Imaging System and PINPOINT may resist such models or request alternate cost models that may not maximize returns on the Company’s investment. A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

In the event that a regulatory authority revokes any clearances/approvals granted in respect of the Company’s products, the Company’s business and financial condition could be adversely affected. Numerous statutes and regulations govern the manufacture and sale of medical device and pharmaceutical products in Canada, the United States and other countries where the Company markets or intends to market its products. Such laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with cGMP affecting production and storage, the advertising and labeling of products, the reporting of adverse events, and special issues associated with the manufacture and use of laser products. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions or criminal sanctions. The Company and its manufacturers and suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the United States and equivalent regulators in other jurisdictions. Novadaq and its manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future, and such laws and regulations may have an adverse effect on the Company’s business. The failure of Novadaq or its manufacturers and suppliers to comply with current or unanticipated changes in existing regulatory requirements could materially harm the Company’s business. Furthermore, there can be no assurance that Novadaq’s manufacturers and suppliers will continue to comply with regulatory requirements, including GMP. In such circumstances, the Company’s business or financial condition may be adversely affected.

The global regulatory environment is ever evolving with changes to regulations, standards and guidelines and the establishment of new Health Authorities and/or mergers of divisions within them. Novadaq’s existing or future regulatory clearances or approvals may be affected as a result of such changes or reorganization.

With the acquisition of the PMA for the Onco-Life system from Xillix and the PMA for the TMR Laser System from PLC, Novadaq is now in a position for a higher level of regulatory scrutiny from the FDA given that the product is a Class III device. In 2011, Novadaq passed an FDA inspection. Future successful review by a Health Authority inspector is not guaranteed. A negative inspection can hinder the Company’s ability to carry on business. In such circumstances, the Company’s business or financial condition may be adversely affected.

In addition, the Company must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of devices and pharmaceuticals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other intellectual property [“IP”] rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that it owns or licenses. In particular, Company owned and licensed patents may not be valid, and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology. The extent to which it is unable to do so could materially harm its business.

Novadaq has applied for, is actively pursuing, or has been issued patents relating to the technology used in its proprietary imaging platform in jurisdictions including the United States, Europe, Japan, Canada, Brazil and India. Applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide the Company with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to Novadaq may be challenged successfully by third parties in patent litigation. It is also possible for others to develop products which have the same effect as the Company’s products on an independent basis or to design around products that it has patented. In either event, if Novadaq is unable to secure or to continue to maintain a preferred position, any of the SPY or PINPOINT Imaging Systems could become subject to competition from the sale of generic or equivalent products.

Patents issued or licensed to the Company may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such infringement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other IP rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings. The cost to the Company of any patent litigation, even if resolved in its favor, could be substantial. Some of the Company’s competitors may be able to sustain the costs of such litigation more effectively than Novadaq because of their substantially greater financial resources. Litigation may also absorb significant management time.

Unpatented trade secrets, technological innovation and confidential know-how are important to Novadaq’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and, in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Third-Party Intellectual Property Infringement Claims

Patent applications which may relate or affect the Company’s business may have been filed by other health care, medical device, biopharmaceutical companies and universities. Such patent applications or patents may conflict with the Company’s technologies or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or lead to a refusal of a patent application of the Company. Novadaq could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions. No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe the Company’s products. In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s Products or even lead to prohibition of the development, manufacture or sale of certain Products.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company. In addition, Novadaq will need to continue to expand its management and employee base as it continues to support our partners in the commercialization of SPY Elite and FIREFLY and the direct U.S. launch of PINPOINT. The Company’s future financial performance, its ability to support commercialization of the SPY Imaging System, FIREFLY and PINPOINT and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems, and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

Research and Development Risk

A principal component of Novadaq’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, Novadaq’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products. Accordingly, Novadaq will likely incur significant research and development expenditures. However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products. Product development is subject to regulatory overview and approval at significant costs. Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect Novadaq’s business and financial condition.

Novadaq’s Business is Predicated on Licensed Technology

Novadaq’s business is predicated on licensed technology and intellectual property. For example, the technology and IP rights that form the basis for the SPY System is licensed from third parties. This subjects Novadaq to certain risks that would not be present had Novadaq developed the technology and IP independently. Specifically, license agreements typically subject Novadaq to milestone obligations and royalty payments. Some of these obligations may be substantial and may obligate the Company to obtain certain regulatory approvals by a specified date or exercise diligence in bringing potential products to market. The failure to meet these obligations typically results in the termination of the license and the loss of rights to the technology. Any such termination could adversely affect the Company’s business and financial condition.

In addition, in many third party licenses, Novadaq has no control over the prosecution of patents and other IP rights underlying such licenses. As a result, Novadaq is dependent on the licensor to diligently pursue and prosecute these IP rights. In such a circumstance, the licensor may not have sufficient incentive to diligently pursue such protection. The failure of the licensor to diligently pursue such protection could adversely affect the Company’s business and financial condition.

Additionally, Novadaq typically only receives the benefit of IP protection under these licenses in those jurisdictions where applications for protection are filed. As a result, the failure of the licensor to file applications for protection in all jurisdictions where the Company intends to conduct business could undercut the ability of the Company to successfully carry on business in these jurisdictions. This could adversely affect the Company’s business and financial condition.

Finally, many third party licenses of technology expire when the patents underlying the technology expire or at some period of time after expiration. As a result, the ability of Novadaq to exploit and fully commercialize the technology over time may be limited. This may adversely affect the Company’s business and financial condition.

Ability to Partner, Out-license, Fund Corporate Assets

The Company has multiple assets that are not in the primary focus of commercialization, such as those assets purchased from Xillix for screening applications in gastrointestinal and lung cancers. The Company’s ability to profit from these technologies is not guaranteed, and if Novadaq is unable to locate an appropriate partner, out-license or fund these assets, the Company’s business and financial condition may be adversely affected.

Clinical Trials May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the Products in new applications and clinical trials and to develop new products. There is no assurance that the Company will receive additional regulatory approvals for the products in new applications or for any new products, which would limit the Company’s future sales and marketing opportunities in other markets.

Potential Product Liability

Medical products involve an inherent risk of product liability claims and associated adverse publicity. Novadaq currently maintains liability insurance coverage in the aggregate amount of $10 million. While the Company believes such insurance coverage to be adequate, there is no guarantee that future claims based on product liability will not exceed such amounts. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect the Company against potential liability proceedings, Novadaq could be required to cease the commercialization of products that it has developed or even be prevented from beginning the commercialization of new products. The Company’s obligation to pay indemnities or to withdraw a product following claims could adversely affect the Company’s business and financial condition.

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense. In addition to products currently in the market, additional products may be introduced to compete with those of the Company. Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by Novadaq. Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than Novadaq in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources. Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on Novadaq’s business and financial condition.

Additionally, since the Company’s products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s products obsolete.

Foreign Exchange Fluctuations

The Company generates its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

A significant part of the Company’s manufacturing and home office operations are located in Canada which result in purchases of approximately CDN$15,100,000 annually. As the exchange rate between Canada and the United States becomes volatile, a strengthening in the Canadian currency can expose the Company to an exchange loss while a strengthening in the U.S. currency can result in an exchange gain. For the nine month reporting period ending September 30, 2012 the exchange rate commenced and finished at $1.02 favoring a stronger Canadian dollar. Throughout the nine month period the exchange rate hit a low of $0.97 favoring the Canadian currency to a high of $1.04 favoring U.S. currency. The Company monitors the exchange rates and manages its cash holdings to address the Company’s Canadian currency spending requirements which are mainly period related.

Accounting Policies

The interim condensed consolidated financial statements as at and for the three and nine month period ended September 30, 2012 of the Company were prepared in accordance with IAS 34 as issued by the IASB. The same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements as were followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2011 prepared in accordance with IFRS issued by the IASB.

Critical Accounting Estimates

Estimates are used in accounting for, among other items, valuation of warrants and other financial instruments, accounts receivables and allowances for credit losses on receivables, income taxes, share based payments, development costs, useful lives of key property and equipment and intangible assets and future cash flows associated with non financial assets. The Company’s estimates are based on the facts and circumstances available at that time, historical experience, risk of loss, general economic conditions and trends and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of loss and deficit and comprehensive loss in the period that they are determined. Accounts receivable and bad debt allowance are reflective of our clients’ economic performance and access to funds. While most trade receivable customers comprise of distributors and healthcare providers which are deemed as minimal risk, the Company does have credit risk in agency type clients. Collectability could affect the amortized cost. The Company utilizes discounted cash flows by product line to assist in measuring the fair value of the intangibles. A decrease in product revenue and associated margins could affect the fair value of intangibles and other non-financial assets. Initial capitalization of development costs is based on management’s judgement that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax planning strategies. Where the fair value of financial assets and financial liabilities cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes considerations of inputs such as liquidity risk, credit risk and volatility. Change in assumption about these factors could affect the reported fair value of financial instruments. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported comprehensive loss for a period. The Company measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. Estimating the fair value for share-based payments requires determining the most appropriate valuation model for a grant of these instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model, including the expected life of the option, volatility and dividend yield.

Revenue Recognition

Revenue is recognized when significant risks and rewards of ownership are transferred to the customer. In the Company, it is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the related receivable is probable, persuasive evidence of an arrangement exists, and the sale price is fixed or determinable.

In certain markets, the Company retains ownership of medical devices placed at customer sites and charges a specified fee for each medical procedure performed. Revenue is recorded for each procedure at the time the consumable supplies required to perform the procedure are shipped to customers.

The Company enters into certain arrangements in which it commits to provide multiple elements to its customers in connection with its equipment sales. These revenue elements are considered as individual elements for revenue recognition purposes only if every element was part of the negotiation with the customer and the costs and revenues of each element can be identified. Otherwise all revenue elements will be reviewed for revenue recognition purposes as one contract or arrangement.

Rental income arising from operating leases for medical devices is accounted for on a straight line basis over the lease terms and included in revenue due to its operating nature.

The Company enters into sales and marketing agreements with partners in dedicated markets, in which the partner contracts to sell capital devices, consumable products, rent devices and place devices. Revenue is recognized on sale of capital devices or consumable products to the partner, because the Company transfers at that point of time all relevant risks [inventory risks for the delivered products, credit risk for the transaction with the end customer, price risk for the transaction with the end customer] to the partner, who owns also the business relationship with the end customer. Under the current agreements, the Company shares on-going revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners, related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure. The Company records any additional amounts when its partners sell to the end customer. The Company enters into certain licensing and development agreements and supply agreements in which it commits to develop and supply designed products. Such designed products qualify as construction contracts, because the products negotiated in these contracts are very specific to the requirements of the customer and cannot be sold to any other customer without significant rework. When the outcome of such construction contracts can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenues and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period [using the “percentage of completion method”]. However, in cases where the outcome of the contract cannot be estimated reliably [e.g., because the total cost of the project is difficult to predict], the Company is recognizing revenues from such construction contracts only to the extent of the contract costs incurred as of the reporting date that are probable of being recovered [using the “cost recovery method”].

Intangible Assets

The Company owns intangible assets consisting of licenses, patents and licensed patent rights and distribution rights. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite. The Company currently does not hold any intangible assets with indefinite lives. Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets. Internally generated intangibles, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

Amortization of internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. Intangibles are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years

Distribution rights	13 years

Xillix patent rights	15 years

Deferred development costs	2 years

Stock-based Compensation Plan

Employees, including senior executives, of the Company receive remuneration in the form of stock options. In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the share based payment transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate. The cost of stock option transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance service conditions are fulfilled. The cumulative expense recognized for stock option transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of the shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of income in the respective function line. When options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to Shareholders’ equity. The amount of cash, if any, received from participants is also credited to Shareholders’ equity. Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Business Combination

Acquisition of TMR Assets

Effective February 1, 2011, and based on the asset purchase agreement from November 8, 2010, the Company acquired the laser system business for Transmyocardial Revascularization [“TMR”] from PLC. Under the terms of the Agreement, the Company has acquired all assets employed by PLC in the TMR business including manufacturing rights, product inventories, equipment, intellectual property, regulatory approvals, clinical data and all documentation related to TMR.

Standards Issued But Not Yet Effective

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

In November 2009, the IASB issued IFRS 9, which covers classification and measurement as the first part of its project to replace IAS 39. In October 2010, the Board also incorporated new accounting requirements for liabilities. The standard introduces new requirements for measurement and eliminates the current classification of loans and receivables, available-for-sale and held-to-maturity, currently in IAS 39. There are new requirements for the accounting of financial liabilities as well as a carryover of requirements from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. The Company does not anticipate early adoption and will adopt the standard when it is mandated by the IASB. The Company is currently assessing the impact of the standard on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 supersedes SIC-12 Consolidations – Special Purpose Entities and replaces parts of IAS 27 Consolidated and Separate Financial Statements. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint operation or a joint venture. The standard eliminates the use of the proportionate consolidation method to account for joint ventures. Joint ventures will be accounted for using the equity method of accounting while for a joint operation the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. IFRS 11 supersedes SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers and IAS 31 Joint Ventures. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interest in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities. IFRS 12 replaces the previous disclosure 19 requirements included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Joint Ventures and IAS 28 Investment in Associates. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the standard on the consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. IFRS 13 defines fair value and establishes disclosures about fair value measurement. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the standard on the consolidated financial statements.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 by revising how certain items are presented in OCI. Items within OCI that may be reclassified to profit and loss will be separated from items that will not. The standard is effective for financial years beginning on or after July 1, 2012 with early adoption permitted. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

The IASB also amended IAS 28, an existing standard, to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

Financial Instruments and Other Instruments

The Company’s financial instruments are comprised of the following as at September 30, 2012: cash and cash equivalents of $41,178,000; accounts receivable of $2,897,000; accounts payable and accrued liabilities of $4,447,000; convertible debentures of $4,544,000; and, repayable government assistance of $275,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable of $2,897,000 (net of $231,000 bad debts reserves), based in the United States and Canada, are subject to minimal credit risk based on the nature of our customers. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities of $4,447,000 carried at amortized cost, is comprised of short-term obligations owing to suppliers relative to the Company’s operations. The convertible debentures have a principal value of $5,065,000 and Payment in Kind [“PIK”] debentures of $153,000. The repayable government assistance comprises an Industrial Research and Assistance Program loan, received from the National Research Council, with principal repayment terms over 30 months commenced in August 2011.

Financial Assets and Liabilities

The Company classifies its financial instruments as either (i) financial assets at fair value through profit or loss, (ii) loans and receivables, or as (iii) available for sale; and its financial liabilities as either (i) financial liabilities at fair value through profit or loss or as (ii) other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the statement of financial position.

All financial instruments are recognized initially at fair value plus, in the case of investments and liabilities not at fair value through profit and loss, directly attributable transaction costs. Financial instruments are recognized on the trade date, which is the date on which the Company commits to purchase or sell the asset.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

The Company has currently not designated any financial assets upon initial recognition as at fair value through profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading. These embedded derivatives are measured at fair value with changes in fair value recognized in the income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category include receivables and cash and cash equivalents. Loans and receivables are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The effective interest amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs.

De-recognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Impairment of Financial Assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset [an incurred “loss event”] and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of other income in profit or loss.

Loans and receivables together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in profit or loss.

For available-for-sale financial investments, the Company assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement is removed from other comprehensive income and recognized in the income statement.

Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognized directly in other comprehensive income.

Financial Liabilities at Fair Value Through Profit or Loss

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company.

Gains or losses on liabilities held for trading are recognized in the Consolidated Statement of Loss and Comprehensive Loss.

The Company has designated shareholder warrants as financial liabilities upon initial recognition as at fair value through profit or loss.

Other Financial Liabilities

Financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued, which is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in the finance cost in the Consolidated Statement of Loss and Comprehensive Loss.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Loss and Comprehensive Loss.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair Value of Financial Instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of these contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Results of Operations

The following table sets forth information regarding Novadaq’s revenues, loss from operations and other information for the periods presented and should be read in conjunction with the unaudited interim condensed consolidated financial statements for the period ended September 30, 2012 and related notes. All dollar amounts are expressed in U.S. dollars.

[Unaudited]	Nine months ended September 30
	2012	2011
	$	$
SPY revenue	11,173,000	5,603,000
TMR revenue	2,094,000	2,918,000
Royalty revenue	1,304,000	279,000
Partnership fee revenue	975,000	600,000
Service revenue	597,000	897,000

Total revenues	16,143,000	10,297,000
Cost of sales	6,256,000	4,562,000

Gross profit	9,887,000	5,735,000
	61%	56%
Operating expenses
Selling and distribution costs	3,569,000	4,028,000
Research and development expenses	4,318,000	3,425,000
Administration expenses	4,972,000	3,356,000
Write-down of equipment	—	314,000
Write-down of inventory	58,000	15,000

Total operating expenses	12,917,000	11,138,000

Loss from operations	(3,030,000)	(5,403,000)
Interest expense	(206,000)	(211,000)
Imputed interest expense	(321,000)	(297,000)
Warrant revaluation adjustment	(11,947,000)	(2,277,000)
Gain on investment	25,000	25,000
Finance income	41,000	13,000

Loss and comprehensive loss for the period	(15,438,000)	(8,150,000)

Basic and diluted loss and comprehensive loss per share	(0.41)	(0.26)

Balance Sheet Data

	As at September 30,	As at December 31,
	2012	2011
	$	$
Cash and cash equivalents	41,178,000	9,634,000
Working capital	41,491,000	9,816,000
Total assets	58,333,000	22,793,000
Total non-current liabilities	28,219,000	17,745,000
Total liabilities	34,617,000	22,167,000
Shareholders’ equity	23,716,000	626,000

Summary of Quarterly Results

	Q4 2010 $000’s	Q1 2011 $000’s	Q2 2011 $000’s	Q3 2011 $000’s	Q4 2011 $000’s	Q1 2012 $000’s	Q2 2012 $000’s	Q3 2012 $000’s
Revenues
SPY revenue	964	832	2,040	2,731	3,611	3,109	3,802	4,262
TMR revenue	847	904	1,005	1,009	794	545	710	839
Royalty revenue	—	—	139	140	116	608	346	350
Partnership fee revenue	200	200	200	200	242	325	325	325
Service revenue	266	405	261	231	232	180	209	208

Total revenues	2,277	2,341	3,645	4,311	4,995	4,767	5,392	5,984
Cost of sales	1,251	1,257	1,449	1,857	2,071	2,045	2,088	2,123

Gross profit	1,026	1,084	2,196	2,454	2,924	2,722	3,304	3,861
Gross profit percentage	45%	46%	60%	57%	59%	57%	61%	65%
Operating expenses
Selling and distribution costs	1,381	1,275	1,400	1,353	1,347	1,063	1,217	1,289
Research and development expenses	1,559	1,048	1,270	1,107	1,186	1,162	1,378	1,778
Administrative expenses	1,122	1,113	1,141	1,102	1,195	1,471	1,638	1,863
Write-down of equipment	—	—	—	314	—	—	—	—
Write-down of inventory	—	—	—	15	—	—	—	58

Total operating expenses	4,062	3,436	3,811	3,891	3,728	3,696	4,233	4,988

Loss from operations before the following	(3,036)	(2,352)	(1,615)	(1,437)	(804)	(974)	(929)	(1,127)
Interest expense	(72)	(71)	(72)	(68)	(70)	(69)	(69)	(68)
Imputed interest expense	(95)	(97)	(98)	(102)	(101)	(104)	(106)	(111)
Finance income	5	7	4	3	1	1	14	26
Warrant revaluation adjustment	52	4	(2,607)	326	(1,029)	(3,598)	(311)	(8,038)
Gain on investment	—	25	—	—	—	—	—	25

Loss and comprehensive loss before tax	(3,146)	(2,484)	(4,388)	(1,278)	(2,003)	(4,744)	(1,401)	(9,293)

Loss and comprehensive loss for the period	(3,146)	(2,484)	(4,388)	(1,278)	(2,003)	(4,744)	(1,401)	(9,293)

Basic and diluted loss and comprehensive loss per share for the period	(0.11)	(0.09)	(0.13)	(0.04)	(0.05)	(0.15)	(0.04)	(0.23)

Q3-2012 revenue of $5,984,000 increased 39% from $4,311,000 in Q3-2011 due to increased revenue for all SPY products including capital sales, recurring SPY revenue, partnership fee revenue and royalty revenues. SPY products increased by $1,741,000 which included engineering sales of $188,000 and an increase of $210,000 for royalties. Partnership fee revenue increased by $125,000 due to the additional partnership agreements signed in Q4-2011. Recurring SPY revenues doubled due to our agreements with KCI/LifeCell and Intuitive Surgical. TMR product revenue decreased by $170,000 compared to Q3-2011 due to a reduction of capital and consumable sales. TMR service revenues were also down from last year by $23,000 due to lower volume of service work performed. In comparison to Q2-2012 total revenues increased by $592,000 due to increases in both SPY and TMR products. Increased SPY product sales included a 16% increase in recurring SPY product revenues in addition to increased capital sales. Combined TMR products and services combined revenues increased by $128,000 mainly due to increased CO2 laser sales offset by a decrease in consumable kit sales.

Year to date sales of $16,143,000 exceeded sales for same period last year by $5,846,000. The revenue increases comprised of increased SPY products by $5,570,000; increased royalties by $1,025,000 and increased partnership fee revenue by $375,000. SPY product revenue increases include a 126% increase in recurring SPY sales. Offsetting were decreases in TMR products and services of $1,124,000 which were a result of the transition of the sales and marketing function of the TMR business to MAQUET.

Gross profit of $3,861,000 in Q3-2012 increased from $2,454,000 for same period last year mainly due to increased sales from alliances with LifeCell and Intuitive. Increasing SPY product sales continue to produce higher margins. TMR margins decreased due to lower volume in capital, kits and service sales. In comparison to Q2-2012 gross profit is higher by $558,000 due to increased recurring SPY sales, SPY capital sales and TMR product sales. Year to date gross profit of $9,887,000 exceeds prior year to date margin of $5,735,000 by $4,152,000. The gross profit increase is due to our agreements with both KCI/LifeCell and Intuitive Surgical, and international capital sales while the transitioning of the TMR business to MAQUET continues to partially offset the gross profit increase.

Selling and distribution costs of $1,289,000 for Q3-2012 decreased from $1,353,000 in Q3-2011 due to salary and benefit cost decreases in transitioning sales staff to MAQUET. Included in our costs to date are salaries and benefits for three new hires to support our Minimally Invasive Surgery PINPOINT [“MIS PINPOINT”] sales launch. In comparison to Q2-2012 selling and distribution costs were $72,000 higher due to higher salaries, higher MAQUET commissions, higher honoraria and travel costs offset by lower stock option costs as various options became fully vested and expensed. Year to date costs of $3,569,000 are $459,000 lower than the same period last year due to the transitioning of sales staff and associated marketing expenditures for both LifeCell and MAQUET, lower stock option costs due to options being fully vested offset by cost associated with recent hiring of sales staff. MAQUET sales staff transitioning has resulted in the reduced costs but also includes MAQUET’s revenue share as a sales commission expense since sales are recorded on a gross basis.

Research and development expenses of $1,778,000 in Q3-2012 are higher than Q3-2011 expenses of $1,107,000 due to higher salaries and fringes, in the amount of $164,000, to support the growing expanded operations; higher office expenses, in the amount of $38,000; higher patent and trademark costs, in the amount of $45,000; higher clinical trial costs for pre-clinical nerve imaging development, in the amount of $180,000 due to; higher product design costs, in the amount of $139,000, due to completion of the MIS PINPOINT, higher regulatory costs due to ISO audit in the amount of $27,000, higher travel costs in the amount of $32,000; higher amortization non-cash costs of $40,000 due to laboratory equipment not in use. Other costs were higher in the amount of $6,000.

In comparison to Q2-2012, research and development costs were $400,000 higher due to higher salaries and benefits in the amount of $59,000; higher clinical trial costs in the amount of $178,000; higher patent and trademark expenses and higher product design costs for the MIS PINPOINT in the amount of $86,000; higher regulatory costs, in the amount of $33,000; higher non-cash amortization costs $48,000, and higher travel costs of $21,000. Other various costs were lower than the previous quarter in the amount of $25,000. Year to date costs of $4,318,000 were $893,000 higher than same period last year. Increases in expenses comprise salaries and benefits, in the amount of $557,000, to support expanded operations and lessen outsourced product design costs; non-cash stock option expense, in the amount of $133,000; office and rent, in the amount of $94,000 due to new Richmond lease; clinical trials, in the amount of $268,000; patent and trademark, in the amount of $269,000 to secure new and existing patents and increased travel costs of $46,000. Offsetting the increases were a reduction of product design expenses, in the amount of $321,000, and a reduction in research and other in the amount of $204,000 due to in-house staff additions. Other various cost increased $51,000.

Administrative expenses of $1,863,000 in Q3-2012 are $761,000 higher than Q3-2011 expenses due to higher salary costs, in the amount of $94,000 from administrative hiring; higher stock option costs, in the amount of $165,000 due to new grants with an increased fair value; higher insurance cost, in the amount of $88,000 from increased coverage; higher professional fees, in the amount of $354,000 from accounting, tax consulting and legal fees; higher foreign exchange loss, in the amount of $94,000 from a strengthening Canadian currency; higher non-cash TMR license amortization, in the amount of $28,000. Various other expenses were partially offsetting for a net decrease of $62,000. In comparison to Q2-2012, total expenses increased by $226,000 due to higher salaries; higher insurance; higher professional fees and higher foreign exchange losses. Various expenses decreased associated with contractors, stock options; investor relations and listing fees.

Year to date expenses of $4,972,000 are $1,616,000 higher than same period last year. The increased costs comprise of NASDAQ listing fee, in the amount of $337,000, and increased TSX fees, in the amount of $46,000; increased professional fees, in the amount of $299,000; increased non-cash stock option costs, in the amount of $379,000 due to new grants at a higher fair value; increased incentive non-cash accrual, in the amount of $63,000; increased non-cash amortization due to the TMR business purchase, in the amount of $132,000; investor relations, in the amount of $55,000; increased insurance, in the amount of $129,000; increased foreign exchange loss, in the amount of $100,000; increased director fees, in the amount of $44,000 and increased salaries due to new hire and salary increases, in the amount of $146,000. Other combined various expenses decreased by $114,000.

Interest expense of $68,000 and imputed interest expense of $111,000 for Q3-2012 compared to interest expense of $68,000 and imputed interest of $102,000 for Q3-2011. Combined interest and imputed interest expense this quarter was $4,000 higher than Q2-2012. Year to date combined interest of $527,000 is $19,000 higher than the same period last year, mainly due to the non-cash imputed interest expense.

Finance income of $26,000 is higher than income of $3,000 for Q3-2011 due to higher cash balances received from the April 2012 equity offering and also higher than Q2-2012 since the funds were on deposit for the full quarter. Year to date increases relate to the April 2012 equity offering as well.

Q3-2012 warrant revaluation non-cash expense of $8,038,000 is greater than Q3-2011 warrant revaluation income of $326,000 mainly due to an increase in the incremental market value of the Company’s share price. The increased expense of $7,727,000 from Q2-2012 relates to the increase in the incremental market value of the Company’s share price. Year to date warrant revaluation expense of $11,947,000 exceeded the $2,277,000 prior year expense for the comparative period due to the incremental increase in market share price offset by a slight reduction of expenses for warrants exercised in Q2-2012.

Net loss and comprehensive loss of $9,293,000 in Q3-2012 increased by $8,015,000 from $1,278,000 in Q3-2011. The increase in net loss was due to an increase in non-cash warrant revaluation expense by $8,364,000 due to an increase in the Company’s share price and higher operating costs by $1,097,000. Operating expense increases include professional fees, in the amount of $354,000; clinical trials, in the amount of $180,000; higher insurance, in the amount of $88,000; higher salaries and benefits, (including stock options) in the amount of $463,000; product design costs in the amount of $139,000 and other operating expenses combined for a decrease of $127,000. Imputed interest expense increased in the amount of $9,000. Offsetting the increased expenses were increases in gross profit in the amount of $1,407,000, increase in gain on investment of $25,000; increase in finance income in the amount of $23,000. In comparison to Q2-2012 net loss increased by $7,892,000 due to an increase in non-cash warrant revaluation expense of $7,727,000; higher operating expenses of $755,000; higher interest expense and imputed interest expense of $4,000. Offsets were higher gross profit by $557,000; higher gain on investment by $25,000 and higher finance income by $12,000. Operating expenses sequentially increased by $755,000 due to professional fees by $296,000; insurance coverage by $43,000; product design expenses by $86,000; clinical trials by $179,000; regulatory costs by $33,000; non-cash amortizations by $48,000; foreign exchange loss by $63,000 and inventory write-down by $58,000. Offsets were various other costs of $51,000. Year to date net loss of $15,438,000 is $7,288,000 greater than the same period last year. The increase in net loss and comprehensive loss comprised increased warrant revaluation expense, in the amount of $9,670,000; higher operating expenses in the amount of $1,779,000; higher non-cash imputed interest expense in the amount of $24,000. Warrant revaluation expense, operating expenses and imputed interest expense increases were offset by higher gross profit in the amount of $4,152,000, lower interest expense in the amount of $5,000 and higher finance income, in the amount of $28,000.

Year to date operating expense increased by $1,779,000 and relates to the following: non-cash accrued incentives of $243,000, NASDAQ listing fees of $337,000, professional fees of $299,000; patent and trademarks of $269,000; clinical trials of $268,000; new hires and salary increases of $478,000; non cash stock option costs of $221,000; commissions of $151,000; non-cash amortizations of $159,000; insurance and occupancy of $251,000; foreign exchange loss of $100,000. Offsetting was a decrease in product development and design of $321,000; research costs of $204,000; equipment and inventory write-downs of $271,000; public relations and booth costs $137,000. All other operating expense line items combined for a decrease of $64,000.

Liquidity and Capital Resources

Novadaq’s principal capital needs are for funds to support scientific research and development activities, including system design and development and clinical trials, and funds to support sales and marketing activities, capital expenditures and working capital. Since inception, Novadaq has financed its cash requirements primarily through the issuances of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. The Company has a history of continuing losses and has an accumulated deficit. Revenues will need to continue to increase over a sustained period. The

Company will also require funding from outside sources which may include working capital financing, funds from strategic alliances or equity placements to realize its plans. However, there can be no assurance that Novadaq will be successful in securing its financing on terms favorable to the Company or at all.

Since March 24, 2011, the Company raised funds from the sources listed below:

Private Placement

On March 24, 2011, the Company closed a private placement of U.S. $14,280,000, net of transaction costs of $998,000, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five year term and is exercisable for one common share at an exercise price of CDN $3.18.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. Since its inception and as at September 30, 2012, the Company has not utilized the credit facility.

Sales Distribution Alliance Agreements

On November 29, 2011, the Company and LifeCell Corporation; LifeCell Medical Resources Limited [“LifeCell MR”]; KCI USA, Inc; KCI Medical Resources Ltd [“KCI MR”] signed exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of Novadaq’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreements, Novadaq received $3,000,000 on December 1, 2011.

Public Offering

On April 9, 2012, Novadaq announced that it had completed the closing of its public offering of 7,015,000 common shares at a price $5.75 per share. Gross proceeds from the offering were approximately $40.3 million resulting in cash proceeds of $36.9 million, net of transaction costs.

Liquidity and Resources

As at September 30, 2012, the Company had cash and cash equivalents of $41,178,000 to support its 2012 cash requirements. In addition to the current cash holdings of $41.2 million, the Company has existing loan availability of $2,500,000 and the Company has strategic alliances in place which will provide an additional $4,000,000 pending the achievement of four independent milestones of $1,000,000 each. Based on the cash on hand as at the date of this report, the capacity to borrow funds and the sales and margins the Company anticipates to generate from operations in 2012 and 2013, the Company expects to have adequate resources to meet its forecasted cash requirements for the period ending September 30, 2013. In meeting the daily cash requirements, the Company invests its cash and cash equivalents in daily interest at the Company’s chartered bank in Canada.

The Company’s long-term contractual obligations are as follows:

	0-1 year $	2-5 years $	After 5 years $
Long-term debt convertible debentures	—	5,218,000	—
Operating lease	420,000	246,000	—
Cash interest on convertible debentures	261,000	100,000	—
Repayable government assistance	188,000	86,000	—
Cash interest on repayable government assistance	35,000	6,000	—
Total contractual obligations	904,000	5,656,000	—

The long-term operating lease commitments are for premises located in: Mississauga, ON; Taunton, MA and Richmond, BC. The long-term convertible debentures require cash interest payment or PIK interest payable semi-annually. Payment provision for these leases and interest expenses are part of our 2012 forecasted cash requirements. The long-term convertible debt repayment is subject to the terms of the indenture agreement and payment for this amount is expected to be fully satisfied within the terms of the agreement. There is no current year requirement for the repayment of this debt.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 40,126,262 common shares 3,051,795 stock options, $5,218,015 of convertible debentures upon exercising represent approximately 2,777,886 shares, 2,494,201 shareholder warrants and 19,210 broker warrants. Both common shareholder warrants and broker warrants are exercisable into one share.

Additional information concerning the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared and in accordance with rules of the Securities Act (Ontario) and the Canadian Securities Administrators [“CSA”] as at September 30, 2012. Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the Securities Act (Ontario) and the CSA as at September 30, 2012 and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under Securities Act (Ontario) and Canadian Securities laws is: (i)

recorded, processed, summarized and reported within the time periods specified in Securities Act (Ontario) rules and forms and Canadian Securities laws; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer.

Internal Control over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, rules of the Securities Act (Ontario) and the CSA as at September 30, 2012.

The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, has performed control self-assessments as of September 30, 2012 to evaluate the effectiveness of the Company’s internal control reporting.

As at September 30, 2012, the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no materials weaknesses in the Company’s internal control over financial reporting that have been identified by management.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended September 30, 2012 that have materially affected, or are reasonable likely to affect, the Company’s internal control over financial reporting.